

First you add knowledge...

04 APR -9 AM 7:21

Commission File No. 82-3158

April 6, 2004

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
+1 914 674 6300
+1 800 255 6837
+1 914 674 6513
w.danisco.com

04024305

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

PROCESSED
APR 15 2004
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated February 6, 2004.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel

dlw 4/14

DUSN001-06/03

Commission File No. 82-3158
Danisco A/S Submission
April 6, 2004

Number	Date of Publication	Title of Document	Press release	Made Public Under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1.	2/10/2004	Danisco at Wellfair	X			X
2.	2/13/2004	Danisco enters the final exclusive negotiation round for Rhodia's food ingredient activities	X			X
3.	2/19/2004	Debate: Food Pyramid up or down	X			X
4.	2/20/2004	Danisco voted as best supplier	X			X
5.	2/24/2004	Danisco Corporate Partnership with CBS	X			X
6.	2/25/2004	The Danish Prime Minister visits Danisco in China	X			X
7.	3/5/2004	Danisco ranked number 3 by oekom research	X			X
8.	3/11/2004	Acquisition of Rhodia's food ingredient activities	X			X
9.	3/24/2004	Danisco strengthens management within the ingredients business	X			X
10	3/24/2004	Danisco's Xanthan joint venture in place	X			X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1.	2/13/2004	Danisco enters the final exclusive negotiation round for Rhodia's food ingredient activities		X	Notice No. 1/2004	X
2.	2/16/2004	Reference is made to notice 1/2004 announced on February 13, 2004		X	Notice No. 2/2004	X
3.	3/11/2004	Danisco strengthens its global market position		X	Notice No. 3/2004	X
4.	3/18/2004	Announcement of 9M results 2003/04, 1 May 2003 - 31 January 2004 (Unaudited)		X	Notice No. 4/2004	X

Number	Date of Publication	Title of Document	Press release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS (Information from Danisco A/S web site as of April 5, 2004)**				
1.	2/13/2004	Danisco enters the final exclusive negotiation round for Rhodia's food ingredients activities	X	X	X	X
2.	2/16/2004	Reference is made to notice no.1/2004 announced on February 13, 2004		X	X	X
3.	3/11/2004	Danico strengthens its global market position.				X
4.	3/18/2004	Announcement of 9M results 2003/04		X	X	X
5.	3/18/2004	Announcement of 9M results 2003/04 (Results)		X	X	X
6.	3/18/2004	Financial Questions & Answers				X
7.	Daily Update	Online Shareprice				X
8.	N/A	Trading Codes				X
9.	N/A	Historical price Lookup				X
10.	N/A	Investment Calculator				X
11.	N/A	"Safe" status for Betaine				X
12.	N/A	Innovation in a dairy mould				X
13.	N/A	Baking quality uninhibited – New enzyme from Danisco makes the best flour				X
14.	N/A	Tropical tastes for all seasons				X
15.	N/A	Put water in its place				X
16.	N/A	Exciting prospects for the snacking generation				X
17.	N/A	New Discover with focus on food safety.				X

File No. 82-3158

A. PRESS RELEASES

DANISCO A/S

Submission dated April 6, 2004

10.2.2004
Danisco at Wellfair



On Friday 6 February, Danisco was present at Copenhagen Business School together with Grundfos, Novozymes and ISS among others to engage in dialogue with the students about the social issues of the business world. Later followed presentations by three outstanding keynote speakers, who have all gained both insight and experience in this area, - Rolf Jensen, futurologist, Poul Nyrup Rasmussen, former prime minister, and Mads Øvlisen, chairman of Novo Nordisk.

Inquisitive students
At Danisco´s stand, Steen Christensen, Daniel King - both Sustainable Development - and Pia Gaard Thomsen from HR encountered great interest from the students. Says Steen Christensen: 'It was quite obvious that corporate social responsibility is one of today´s "buzz" topics. Some students came by to talk about the theme of the conference in general, while others asked very specific questions about anything from how we handle layoffs to what we do for women´s rights in Latin America.'

Corporate social responsibility covers a host of attitudes and actions, but the common thread is that good behaviour obliges. Steen Christensen explains that once a corporation has built an image as a social responsible company, employees, customers and investors will be harbouring equally high expectations. And the corporation must try to meet those expectations at all times.

Demands on tomorrow´s leaders
Mads Øvlisen stressed the importance of striking the right balance between considerations for earnings, environment and social issues. Poul Nyrup Rasmussen said that corporations and governments must think beyond the national and see social responsibility in a broader regional and global perspective, while Rolf Jensen discussed social responsibility as a lifestyle at the individual level.

Despite the varying focus of the presentations, the three keynotes agreed on the necessity for leaders and corporations to assume social responsibility. They recognised that the process is slow moving, as it is a matter of changing attitudes, but also that things are quietly progressing in the right direction in the Danish corporate sector.

About Wellfair
The student organisation Well, who was the organiser of the non-profit fair, was set up with the purpose of highlighting corporate social responsibility. Well wants to encourage a debate among students about corporate affairs, welfare and society and has received broad support from large Danish corporations and well-known public profiles. To learn more about Well and its activities, please visit www.wellweb.org.

Related links

Press Releases in Danish
Read the latest press releas notices to the stock exchan "Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report as a PDF file.
read more

Facts about Danisco
Facts and information about
read more

Share price online
Follow the share price onlin
read more

Executive Board
Read about the top manage Danisco.
read more

2000

13.2.2004

Danisco enters the final exclusive negotiation round for Rhodia's food ingredients activities

Danisco has signed an agreement with French Rhodia to negotiate exclusively for the takeover of Rhodia's food ingredients business, excluding the company's food phosphates business.

Rhodia's food ingredients business is a global supplier of cultures, natural texturants, and food protection solutions to food processing companies. The company is present in Europe, North America, Latin America and Asia. The primary focus areas of the business are: dairy, dessert, beverage & health products, meat & savoury and bakery products. These products are to be integrated into Danisco's global product offering.

The two parties expect to conclude an agreement in the foreseeable future. The transaction will be finalised within the second quarter of the calendar year 2004, once legal authorisations have been obtained.

Rhodia's food ingredients business generated sales of DKK 1.6 billion (EUR 211 million) in 2003 and has 860 employees.

Rhodia's product portfolio complements Danisco's existing core business. The takeover of the above-mentioned Rhodia activities is in line with Danisco's strategic goal to further strengthen the business platform through acquisitions and organic growth above market average. For product descriptions, please refer to www.danisco.com/ingredients and www.rhodiafood.com.

About Rhodia Food
Rhodia Food Business Unit is developing its wide range of innovative ingredients in the fields of taste, texture, food protection and health for the dairy, desserts, meat, seafood, savoury and bakery markets. World leader in cultures, phosphates and specialty hydrocolloids, Rhodia Food operates in more than 100 countries and employs 1,100 people worldwide. For further information please visit www.rhodiafood.com.

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: natalie.weber@danisco.com

search:

DANISCO
First you add knowle

Related links

Press Releases in Danish
Read the latest press releas notices to the stock exchan "Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report as a PDF file.
read more

Facts about Danisco
Facts and information abou
read more

Share price online
Follow the share price onlin
read more

Executive Board
Read about the top manage Danisco.
read more

back top print

disclaimer | privacy policy | sitemap | help | contact | info@danisco.com

For further information, please contact:

Daniel King
Sustainability Communication Manager, Danisco A/S
Tel.: +45 3266 2031
E-mail Daniel.king@danisco.com

Related links

http://www.danisco.com/sustainability



DANISCO
First you add knowle

19.2.2004
Debate: Food pyramid up or down



According to American nutrition scientist and epidemiologist Walter Willett, the traditional food pyramid should be turned upside down. The Department for Human Nutrition in Denmark will be conducting a study to test the alternative - or inverted - food pyramid compared to the traditional pyramid. Danisco Sugar is co-sponsor of the study together with other industries and funds.

'Sugar plays only a small part in the food recommendations. The advice about "using sugar sparingly" is the same in both pyramids. But our sponsorship of the study is well in line with our nutrition policy, which welcomes new knowledge about carbohydrates and nutrition', says Anne-Mette Nielsen, Nutrition Communication Manager, Danisco Sugar.

Recently, the media in most of the world have been full of dietary advice about automatic weight loss if we cut down on - or stop eating - carbohydrates such as white bread, potatoes, pasta and sugar, while it is okay to eat more proteins, for example from meat and eggs, nuts and higher-calorie plant oils like olive oil.

The theoretical assumptions question the official dietary recommendations of eating many carbohydrates and cutting down on fat. That is why the study has been the focus of attention from abroad following its recent appearance on BBC2.

Inverted pyramid
The alternative pyramid has been developed by American scientists headed by Dr. Walter Willett. In the Healthy Eating Pyramid, white bread, rice, pasta and potatoes have been moved from the bottom to the top of the pyramid, and it also distinguishes between good and bad fat. If the fat is unsaturated and comes from e.g. olive oil and nuts, it may constitute a considerable part of a staple diet. Unsaturated fat is therefore found in the bottom layer of the pyramid together with exercising.

The new alternative food pyramid challenges the existing dietary recommendations of eating a lot of bread and grain as well as pasta, rice and potatoes every day, and cutting down on fat whether saturated or not.

Trust the traditional food pyramid
It can be difficult to figure out which pyramid is most healthy. Both the official Nordic and American dietary recommendations stick to the traditional pyramid. As yet there is no documentary evidence that the alternative pyramid is health promoting and disease preventing. A group of scientists from the Department of Human Nutrition are therefore involved in a study to test the two pyramids. Headed by professor Arne Astrup, MD, PhD, the Danish scientists intend to challenge dr. Walter Willett by a four-year study to determine which eating pyramid is most healthy. Professor Astrup is also in charge of a task force under the Danish Nutrition Council with the aim of updating the current dietary

Related links

Press Releases in Danish
Read the latest press releas notices to the stock exchan "Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report as a PDF file.
read more

Facts about Danisco
Facts and information abou
read more

Share price online
Follow the share price onlin
read more

Executive Board
Read about the top manage Danisco.
read more

recommendations.

Four-year study
The study comprises 125 overweight/obese persons, who have volunteered to participate. They are divided into three groups. Two of the groups will be eating a diet in accordance with the recommendations from the alternative and traditional food pyramids, respectively. The third group is a control group, who will be eating a traditional Danish diet with a higher fat content and lower carbohydrate content than in the official recommendations.

The study runs for two years, with a follow-up after another two years to see if the persons in the study have maintained their weight losses and diet changes.

The findings will be reported on a current basis at www.perspektiv.nu (in Danish, Swedish and Norwegian).

Read more about the study at: www.mufobes.dk

Danisco Sugar´s nutrition policy: www.daniscosugar.com/env/readmore.asp?id=819

Danisco Sugar´s online magazine about sugar and nutrition: www.perspektiv.nu (available in Danish, Swedish and Norwegian)

For further information, please contact:
Anne-Mette Nielsen
Nutrition Communication Manager, Danisco Sugar
Tel.: +45 3266 2570
E-mail: anne-mette.nielsen@danisco.com

Related links

http://www.mufobes.dk
http://www.daniscosugar.com/env/readmore.asp?id=819
http://www.perspektiv.nu


danisco.com

home products about us sustainability people press investor contact

back

search:



DANISCO
First you add knowle

20.2.2004
Danisco voted as best supplier



Danisco is the preferred supplier of emulsifiers and stabilisers according to the readers of the American industrial magazine Food Processing. The election is a nice acknowledgement to the employees:

"We are pleased to be recognized by the industry as the best-in-class of the stabiliser category in the USA. It is rewarding to learn that the strategy put in place to grow our Functional Systems business adds value to our customers as well as to Danisco. I would like to thank the readers of Food Processing for voting us the winner of this prestigious award", says Regional Director Troy Wilson, Danisco Functional Systems.

Every year, Food Processing asks their readers by an unaided questionnaire, which means that the readers have to fill out the answers themselves. This year more than 15,000 key food and beverage industry personnel in R&D, Management, Purchasing and Operations positions were asked to name the supplier they prefer based on product quality and service in nearly 50 categories. And a majority of the readers wrote Danisco as best supplier in the categories Emulsifiers and Stabilisers.

"What makes this award so gratifying is the fact that it is based on a survey of a large group of food industry personnel, including some of our customers. This award is a reflection of the dedication and service of our employees who provide value added products and services to the food industry", says Regional Director John Miller, Danisco Emulsifiers.

The awards are announced in the recently published February issue of Food Processing, published by Putman Media since 1940. Food Processing is the largest circulated publication in the food & beverage industry with over 65,000 subscribers. The magazine was recently the recipient of Folio Magazine´s Gold Award for editorial excellence in the Industrial Food/Food Service category.

For further information about the award please visit Food Processing´s website:www.foodprocessing.com

For further information about Danisco´s ingredients please visit:www.danisco.com/ingredients

For further information please contact:
Regional Director Troy Wilson, Danisco Functional Systems,
Tel.: +1 (913) 764 8100, E-mail: troy.wilson@danisco.com

Regional Director John Miller, Danisco Emulsifiers,
Tel: +1 (913) 764 8100, E-mail: john.miller@danisco.com

Media Relations Manager Kristian Lysgaard, Danisco A/S,
Tel: +45 3266 2926. E-mail: kristian.lysgaard@danisco.com

Related links

Press Releases in Danish
Read the latest press releas
notices to the stock exchan
"Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report
as a PDF file.
read more

Facts about Danisco
Facts and information about
read more

Share price online
Follow the share price onlin
read more

Executive Board
Read about the top manage
Danisco.
read more

Related links

http://www.foodprocessing.com
http://www.danisco.com/ingredients

back top print

search:

DANISCO

First you add knowle

24.2.2004

Danisco's Corporate Partnership with CBS



Copenhagen
Business School
HANDELSHØJSKOLEN

Collaboration between the corporate sector and educational institutions is a win-win situation. That is highlighted by a new sponsorship agreement that Danisco has entered with Copenhagen Business School (CBS). The sponsorship is a so-called Corporate Partnership that implies intensive collaboration between Danisco and CBS, granting Danisco better access to researchers, research findings and the opportunity to work together on topical business research projects.

CEO of Danisco Alf Duch-Pedersen is pleased with the alliance with CBS: 'Through the years, we've had good contact with CBS and have now decided to become even more visible through a partnership. Danisco would like to be associated with CBS because it's a respected and well-run undertaking,' Alf Duch-Pedersen said.

Alf Duch-Pedersen himself is a front figure in the CBS partnership. As a mentor for an E-MBA class, he is involved in the teaching, which has resulted in e.g. a workshop where the students went through Danisco's e-learning programme and were involved in the strategic considerations about value-based management in Danisco.

The cost of the partnership is DKK 600,000 over a three-year period. To CBS, partnerships mean inspiration and financial resources to expand knowledge and graduate programmes at international top level, as well as the possibility of attracting the best international teaching staff and establishing new research environments.

Inauguration of the Danisco Auditorium

A living proof of the increased cooperation between Danisco and CBS was the inauguration of the new Danisco Auditorium, which took place on 18 February. The event was celebrated by a mini-conference featuring presentations by President Finn Junge-Jensen, CBS, Executive Vice President Mogens Granborg, Danisco, and Artistic Director Frank Andersen, the Royal Danish Ballet.

President Finn Junge-Jensen, CBS, gave a presentation on CBS' collaboration with the corporate sector and made it quite clear that he is very pleased with the partnership with Danisco.
'Partnerships are important to create and communicate knowledge. The inauguration of the Danisco Auditorium is the beginning of an intensive alliance with Danisco, which CBS is glad to take part in,' said Finn Junge-Jensen.

In his presentation, Mogens Granborg talked about Danisco's branding campaign and value-based management.
'Value-based management is essential to run a solid business when you're represented in as many countries as Danisco. Danisco's values provide the framework that enables all employees and managers to act on tasks and issues in an appropriate manner, which in turn helps Danisco reach its goals,' Mogens Granborg said.

Related links

Press Releases in Danish
Read the latest press releas notices to the stock exchan "Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report as a PDF file.
read more

Facts about Danisco
Facts and information about
read more

Share price online
Follow the share price onlin
read more

Executive Board
Read about the top manage Danisco.
read more

Artistic management
Artistic Director Frank Andersen from the Royal Danish Ballet gave an interesting insight into management principles in the world of dancing. Frank Andersen is a self-taught leader, who has learnt it the hard way. He now has 15 years of management experience and uses keywords such as responsibility, respect, discipline, motivation, honesty and - not least - love as his guiding principles. *'There must be love. In our everyday lives and at work. Empathy and enthusiasm are essential for developing talents and becoming successful,'* Frank Andersen said.

Frank Andersen's goal for the Royal Ballet is to make it one of the five best ballets in the world and the finest storyteller of dance. As a sponsor of the Royal Ballet, Danisco is contributing to realising his ambitions.

For further details on CBS' Corporate Partnerships, please see the website:www.cbs.dk

For further information please contact:
Danisco's Media Relations,
Tel.: +45 3266 2913
E-mail: info@danisco.com

Related links

http://www.cbs.dk

 danisco.com

 search:

DANISCO
First you add knowle

25.2.2004

The Danish Prime Minister visits Danisco in China

During his visit to China, the Danish Prime Minister Anders Fogh Rasmussen visited Danisco's site in Kunshan on Wednesday. Danisco CEO Alf Duch-Pedersen gave the Prime Minister a tour of the plant and told him about Danisco's activities and interest in China.

'China is an important country with a huge potential. We're seeing much higher growth rates here than in other countries. Eating habits among the population are rapidly moving from home-cooked to more processed food, and that makes demands on Chinese food producers and their suppliers. This is where the Kunshan plant and laboratory play a major role,' Alf Duch-Pedersen told the Prime Minister during the tour of the site. Danisco's growth in China is currently around 40 per cent annually.

Anders Fogh Rasmussen had the opportunity to see how Danisco produces emulsifiers and flavours at the modern plant, and he met the Chinese General Manager, Li Yongjing. Danisco is committed to using local managers at its production sites across the globe, and in China too. Local managers help ensure a good knowledge of local markets, which is all-important in the world of food.

'Local presence and in-depth knowledge of customer requirements are essential factors for the delivery of value-creating solutions to our customers, the food producers. Many products are universal, but there are still major regional differences. Take something like bread. It makes a big difference whether we're talking about steamed bread, tortilla or white toast bread. We see local market knowledge and global presence as one of Danisco's major strengths,' says Alf Duch-Pedersen.

The Prime Minister is in China with a Danish business delegation by invitation from the Chinese Premier Wen Jiabao. The visit is a welcome opportunity for Danisco to revive and form new relations with the official China. Danisco has a long tradition for trading with and in China, and has long enjoyed a strong footing on the market which is predicted to become the world's largest market for food ingredients in just a couple of years' time. Danisco's most recent move was the establishment of Danisco Tianguan (Nanyang) Co. Ltd., a joint venture with a Chinese partner. The new entity will be producing xanthan, a stabiliser used in for example sauces and dressings.

Danisco in China

Danisco's presence in China dates all the way back to the 1930s, and Danisco has sold food ingredients in China since the 1980s. In 1999, Danisco set up its own plant in Kunshan for the production of emulsifiers, flavours and functional systems for food producers in and outside China. The on-site research lab is where Danisco's scientists and their colleagues from all over the world are working to develop new solutions for Danisco's customers. In October 2003, Danisco entered an 80/20 joint venture with the Chinese Henan Tianguan Group

Related links

Press Releases in Danish
Read the latest press releas notices to the stock exchan "Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report as a PDF file.
read more

Facts about Danisco
Facts and information abou
read more

Share price online
Follow the share price onlin
read more

Executive Board
Read about the top manage Danisco.
read more

Co., Ltd. for the production of the stabiliser xanthan for the global market. Danisco sells for around DKK 300 million in China, and has 160 employees distributed among Kunshan, Shanghai, Guangzhou and Beijing.

For further information, please contact:
Media Relations
Tel.: + 45 3266 2913
E-mail: info@danisco.com



5.3.2004

Danisco is ranked number 3 by oekom research

3rd of 32
Corporate Responsibility
rated by oekom research

The German company, oekom research, recently examined the extent to which 32 major players in the food and beverage industry worldwide are responding to the environmental, social and cultural challenges confronting them.

Danisco was ranked number 3 out of the 32 companies, and commended for managing its business in a responsible manner. This ranking enables Danisco to use the oekom Corporate Responsibility Logo, which honours Danisco's commitment to transparency and orientation towards sustainability.

"We're very pleased with our rating, especially when one looks at the types of food companies we were up against. oekom's research is used by investors and mutual funds, which makes our ranking even more important", says Søren Vogelsang V.P. of Corporate Sustainable Development.

Oekom research AG is one of the world's leading providers of information on the social and environmental performance of companies, sectors and countries. Mutual funds and segregated accounts with a total volume of 1 billion euros revert to oekom's sustainability research for the selection of securities.

For further information please contact:
Danisco's Media Relations,
Tel.: +45 3266 2913
E-mail:info@danisco.com

Related links
www.oekom-research.com

DANISCO
First you add knowle

11.3.2004
Acquisition of Rhodia's food ingredients activities

Notice no. 03/2004

Today Danisco takes a major step towards realising its goal of being the leading supplier of ingredients to the food industry.



"The acquisition of Rhodia food ingredients activities within texturants and speciality products will consolidate our position as the preferred partner to the food industry, and will create considerable value for our shareholders,' says Alf Duch-Pedersen, CEO of Danisco.

- Danisco acquires Rhodia food ingredients activities within texturants and speciality products with total sales of DKK 1,575 million (EUR 211 million), EBITDA of DKK 235 million (EUR 31 million) and EBITA of DKK 150 million (EUR 20 million) (on a pro forma basis) in the financial year 2003.
- The total acquisition price is approximately DKK 2,400 million (EUR 320 million) with expected completion in May 2004 following the approval of the competition authorities.
- Danisco expects to realise cost synergies of at least DKK 120 million (EUR 16 million) over a three-year period from completion. These synergies only relate to the realisation of cost synergies. Substantial additional synergies, not included in this estimate, are expected to arise from better utilisation of the sales force and the increased access to a broader customer base.
- Based on the estimated cost synergies alone, the acquisition is expected to meet Danisco's requirement for a return on invested capital exceeding the weighted capital cost of 7.5% in the third full financial year after the acquisition.
- Danisco will finance the acquisition through its existing bank and credit facilities.
- The acquisition does not affect Danisco's dividend policy, whereby Danisco's shareholders may expect a payout that corresponds to consolidated net profit for the year in the form of dividends and share buybacks.
- Upon completion in the first quarter of 2004/05, a provision will be made for restructuring costs. The restructuring costs are not expected to exceed one year's cost synergies.

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours, cultures and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other foods. Danisco is also one of the largest and most efficient sugar producers in Europe.

Danisco strengthens its position as "one-stop-supplier"

Related links

Press Releases in Danish
Read the latest press releas notices to the stock exchan "Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report as a PDF file.
read more

Facts about Danisco
Facts and information about
read more

Share price online
Follow the share price onlin
read more

Executive Board
Read about the top manage Danisco.
read more

Danisco is committed to being the preferred partner to the food producers. Danisco's strategy is to provide the food producers with knowledge and quality ingredients and solutions throughout the food production process - from the idea inception until the consumer can enjoy the product. Our customers only need to make one stop to exchange ideas about new food products and knowledge about food ingredients.

Danisco's role as a knowledge centre for food ingredients and food applications is summed up in our slogan: 'First you add knowledge...' Rhodia food ingredients' knowledge about products and applications will be a major contributor to Danisco's existing knowledge base.

The strategic rationale
Through the acquisition of Rhodia food ingredients activities, Danisco will considerably expand its product platform - notably in speciality and texturant products.

- Rhodia food ingredients' high-profile products will be able to leverage Danisco's strong global sales network. The acquisition substantially enhances Danisco's product palette within speciality and texturant products (see attached product overview).
- In the cultures market, Rhodia food ingredients is a supplier of products with technological benefits in terms of taste and texture, as well as a world-leading producer of probiotic products.
- Danisco will be taking over production in several countries, which will provide for production plant efficiencies.

Danisco expects that loss of sales through the combination of the businesses will be limited. Cost synergies are expected to aggregate DKK 120 million, and to have full effect in the third financial year after the acquisition.

'The challenging market conditions have opened up for structural changes in the food ingredients market. We believe that with the acquisition of Rhodia's activities and highly qualified staff we are prepared to leverage the recovery when it materialises. This applies to all links in the value chain from idea development to production and distribution,' says CEO of Danisco Alf Duch-Pedersen.

Products
The acquisition of Rhodia food ingredients activities will also strengthen Danisco's texturant and speciality products platform and will allow Danisco to further gear the sales force, which will enhance our strong position as the preferred ingredients supplier to the food industry. Danisco will increase its exposure to some of the fastest growing markets for food ingredients, ensuring the strategic foundation for achieving organic growth rates in excess of the food ingredients industry in general.

Texturant products
Danisco will gain access to new products in the business area of stabilisers, primarily xanthan production. Rhodia food ingredients today enjoys a leading market position as producer of xanthan. In 2003, Danisco announced its participation in a joint venture in China for the purpose of building up the production of xanthan. Adding Rhodia food ingredients' xanthan production will not have any immediate impact on the plans but the contribution of Rhodia food ingredients' knowledge in this area will optimise the investment in China.

Activities within functional systems, guar gum and locust bean gum will also be added.

Speciality products
With the Rhodia food ingredients acquisition, Danisco will become one of the world leaders in the production, sale and development of cultures. Danisco will gain access to new customer segments and technologies that will considerably expand the product palette. The patented product portfolio will be significantly enlarged.

Food safety is an important business area in which Rhodia food ingredients has developed bio-products that prolong the lifetime and reduce the amount of tainted food (Microgard). Rhodia has also developed culture products such as Stargard, which prevents salmonella infections in meat and chicken. Avgard is another food safety product, which prevents Listeria.

In the area of bio-preservation Rhodia food ingredients will supplement Danisco's sales of Natamax™ and Nisaplin®. This will secure a significant number of new customers and technologies, further strengthening Danisco's leading position in antimicrobials.

The acquisition will also add dairy enzyme production, and Rhodia food ingredients' products will therefore help Danisco access the dairy market and other markets.

Geographic exposure
The acquisition of Rhodia food ingredients will mainly increase Danisco's sales in North America and continental Europe, primarily in France.

Price and financing
The total acquisition price of approximately DKK 2,400 million or EUR 320 million reflects an Enterprise Value (EV) to EBITDA multiple on last year's earnings above 10 before recognition of any cost synergies. We expect the investment to meet our financial target of achieving of positive EVA (economic value added) after three years' ownership. This calculation is based on a WACC of 7.5%, and only includes cost synergies of DKK 120 million. In addition, we estimate that there is a potential for realising considerable sales synergies.

The acquisition will not affect Danisco's stated dividend policy of paying out to its shareholders consolidated net profit for the financial year in the form of dividends and share buybacks.

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: natalie.weber@danisco.com

A tele conference for investors, analysts and journalists will be held today at 10:45 am CET and can be followed at Danisco's website. Click here to listen to the conference call.

Attachment
The table below illustrates how the acquisition of Rhodia food ingredients activities will enhance Danisco's product palette and market positions.

	Emulsifiers	Functional Systems	Stabi-lisers	Flav-ours	Food-Enzymes	Cultures	Bio-preser-vation	Sweete-ners
Distribution by product								
Danisco	x	x	x	x	x	x	x	x
Acquired from Rhodia food ingredients	-	x	x	-	x	x	x	-
Global market position								
Danisco before the acquisition	1	1	2	8	-	4	1	1
Danisco afterthe acquisition	1	1	2	8	3-4	2	1	1

Products

Functional systems are tailor-made blends of emulsifiers and stabilisers, which provide a specific functionality in the food product and/or the production process. By using functional systems the customer can for example minimise the amount of ingredients kept in stock and minimise the risk of faulty blends. Using functional systems also reduces the number of ingredients in the production process that are subject to quality assurance. Functional systems are used in many products such as ice cream, bread, recombined milk and yoghurt.

Stabilisers are thickening or gelling agents that can bind and control the water content in foods, thereby affecting the mouthfeel of the product. Stabilisers are used in beverages, fruit processing and confectionery. The adding of xanthan will improve Danisco´s market position for applications to for example salad dressings.

Food enzymes are catalysts of a natural chemical process. They are used in the bakery industry where they improve the life and volume of the end product. They also improve the production process for enzymes and minimise the risk of faults.

Cultures ensure the fermentation process, providing the characteristic taste and texture to products such as cheese and yoghurt. Cultures also have a probiotic effect, which benefits the digestive and immune systems. Danisco´s market position in the dairy industry will be considerably strengthened by Rhodia food ingredients´ strong product portfolio.

Bio-preservation ensures the biological safety of food products and are found in cheese, desserts, meat, juice and partly baked products. Danisco will have a much stronger position in the meat industry with the acquisition of Rhodia food ingredients´ products.

Danisco´s acquisition of Rhodia food ingredients increases its exposure to some of the fastest growing markets for food ingredients. The acquisition contributes to Danisco´s strategic target of growing by 30-50% above the general food ingredient market growth





home products about us sustainability people press investor contact

back



search:

DANISC(

First you add knowle

24.3.2004

Danisco strengthens management within the ingredients business

The acquisition of Rhodia´s food ingredients activities will be a major step towards realising Danisco´s vision of becoming the leading supplier of food ingredients to the global food industry. Our ingredients activities will increase by approximately 20 per cent, and together with the need for extra resources to manage the integration process, this has led to the following appointments:

Torben Svejgaard is appointed Chief Operating Officer. He will be responsible for the three texturant products divisions (Danisco Emulsifiers, Danisco Functional Systems and Danisco Textural Ingredients and will report to Alf Duch-Pedersen. Torben Svejgaard (49) holds a Master of Economics and joined Danisco in 1991. He has held a number of managerial positions in the ingredients part of the business, most recently as President of Danisco Emulsifiers.

Tjerk de Ruiter is appointed Senior Vice President Global Sales and Marketing. He will be responsible for the global sales organisation including key account relations and global marketing services. To secure a smooth transition, Tjerk de Ruiter will continue to report to Robert H. Mayer for a period of six months after which he will be reporting directly to Alf Duch-Pedersen. Tjerk de Ruiter (44) has a long career within the food ingredients industry. He joined Danisco in 1998 as responsible for sales and marketing in North, Central and South America and holds a Master of International Management.

After having handed over his responsibility within these areas to Torben Svejgaard and Tjerk de Ruiter, **Robert H. Mayer**, who plans to retire in August 2005 when he reaches 62, will be in charge of the integration of Rhodia´s food ingredients activities and chair the Integration Steering Committee. Robert H. Mayer continues to be responsible for the Danisco Flavours and Danisco Specialities divisions. The changes will enable Robert H. Mayer to focus his efforts on further developing these two divisions, which are important to the future growth of Danisco.

In a comment to the organisational changes, Alf Duch-Pedersen says:

'I´m happy to announce these changes which I´m sure will both strengthen daily operations and secure a smooth and fast integration of Rhodia´s food activities into our organisation. The changes are also a step in the right direction in preparing for Robert H. Mayer´s planned retirement in August 2005.'

For more information, please contact:
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

Related links

Press Releases in Danish
Read the latest press releas notices to the stock exchan "Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report as a PDF file.
read more

Facts about Danisco
Facts and information abou
read more

Share price online
Follow the share price onlin
read more

Executive Board
Read about the top manage Danisco.
read more

back top print

disclaimer | privacy policy | sitemap | help | contact | info@danisco.com

A-10

 danisco.com

home products about us sustainability people press investor contact

back



search:

DANISCO
First you add knowle

24.3.2004

Danisco's xanthan joint venture in place



Today's closing of the 80/20 joint venture agreement between Danisco and Chinese Henan Tianguan Group Co., Ltd. for the production of xanthan significantly expands Danisco's product portfolio.

"The xanthan from our new factory in Nanyang will be supplied to the international food industry by utilising Danisco's well-known quality control combined with our worldwide sales network, innovation centres and technical service facilities. We will focus our sales to the food industry where the main use of xanthan is as a stabilising agent in salad dressing, sauces, beverages, mayonnaise, bakery products and dairy desserts," says Søren Olsen, Business Director Xanthan, Danisco.

"The xanthan production in Nanyang will carry on with the existing production team with support from Danisco's technical organisation. Ms. Wang Linfeng will be responsible for daily operations with her team of about 100 people. Danisco Tianguan (Nanyang) Co., Ltd. will cooperate with the global operations teams to produce the same high-quality products as the rest of Danisco," says Li Yongjing, General Manager, Danisco Tianguan (Nanyang) Co., Ltd.

Since the signing of the joint venture agreement in October 2003, Danisco has signed an agreement to take over the ingredients arm of French Rhodia, which also includes xanthan production. The French acquisition and the Chinese joint venture will consolidate Danisco's position on the xanthan market significantly.

Links: www.danisco.com/press/PressDetail.asp?artid=245

For more information, please contact:
Søren Olsen, Business Director Xanthan, Danisco Textural Ingredients, tel.:+45 8943 5018

Danisco's Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

back top print

Related links

Press Releases in Danish
Read the latest press releas
notices to the stock exchan
"Danisco Privat Investor".
read more

Report and Accounts
Download Danisco's Report
as a PDF file.
read more

Facts about Danisco
Facts and information abou
read more

Share price online
Follow the share price onlin
read more

Executive Board
Read about the top manage
Danisco.
read more

File No. 82-3158

B. NOTICES TO THE COPENHAGEN STOCK EXCHANGE

DANISCO A/S

Submission dated April 6, 2004

 danisco.com

home products about us sustainability people press investor contact

back

search:

DANISCO

First you add knowle

Related links

Read the press release
Need further information on
Please read the related pre
view press releases

Road shows
View the complete list of ro
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

13.2.2004

Danisco enters the final exclusive negotiation round for Rhodia's food ingredients activities

Notice no. 1/2004

Danisco has signed an agreement with French Rhodia to negotiate exclusively for the takeover of Rhodia's food ingredients business, excluding the company's food phosphates business.

Rhodia's food ingredients business is a global supplier of cultures, natural texturants, and food protection solutions to food processing companies. The company is present in Europe, North America, Latin America and Asia. The primary focus areas of the business are: dairy, dessert, beverage & health products, meat & savoury and bakery products. These products are to be integrated into Danisco's global product offering.

The two parties expect to conclude an agreement in the foreseeable future. The transaction will be finalised within the second quarter of the calendar year 2004, once legal authorisations have been obtained.

Rhodia's food ingredients business generated sales of DKK 1.6 billion (EUR 211 million) in 2003 and has 860 employees.

Rhodia's product portfolio complements Danisco's existing core business. The takeover of the above-mentioned Rhodia activities is in line with Danisco's strategic goal to further strengthen the business platform through acquisitions and organic growth above market average.
For product descriptions, please refer to www.danisco.com/ingredients and www.rhodiafood.com

Yours faithfully,

Alf Duch-Pedersen
CEO

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: natalie.weber@danisco.com

About Rhodia Food
Rhodia Food Business Unit is developing its wide range of innovative ingredients in the fields of taste, texture, food protection and health for the dairy, desserts, meat, seafood, savoury and bakery markets. World
leader in cultures, phosphates and specialty hydrocolloids, Rhodia Food operates in more than 100 countries and employs 1,100 people worldwide.

back top print

disclaimer | privacy policy | sitemap | help | contact | info@danisco.com



danisco.com

home products about us sustainability people press investor contact

back

16.2.2004

Reference is made to notice no. 1/2004 announced on 13 February 2004

Notice no. 02/2004

An article in today´s issue of Børsen mentions an expected amount of synergies in connection with Danisco´s possible acquisition of Rhodia Food´s food ingredients business.

Please be advised that Danisco is not the source of this information about any synergies or synergy level. The synergies mentioned in the article are therefore on Børsen´s own account only.

Danisco refers to notice no. 1/2004 until further notice.

Yours faithfully,
Alf Duch-Pedersen
CEO

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: natalie.weber@danisco.com

back top print

disclaimer | privacy policy | sitemap | help | contact | info@danisco.com

search:

DANISCO

First you add knowle

Related links

Read the press release
Need further information on
Please read the related pre
view press releases

Road shows
View the complete list of ro
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list





11.3.2004

Danisco strengthens its global market position

Notice no. 03/2004

Today Danisco takes a major step towards realising its goal of being the leading supplier of ingredients to the food industry.

'The acquisition of Rhodia food ingredients activities within texturants and speciality products will consolidate our position as the preferred partner to the food industry, and will create considerable value for our shareholders,' says Alf Duch-Pedersen, CEO of Danisco.

- Danisco acquires Rhodia food ingredients activities within texturants and speciality products with total sales of DKK 1,575 million (EUR 211 million), EBITDA of DKK 235 million (EUR 31 million) and EBITA of DKK 150 million (EUR 20 million) (on a pro forma basis) in the financial year 2003.
- The total acquisition price is approximately DKK 2,400 million (EUR 320 million) with expected completion in May 2004 following the approval of the competition authorities.
- Danisco expects to realise cost synergies of at least DKK 120 million (EUR 16 million) over a three-year period from completion. These synergies only relate to the realisation of cost synergies. Substantial additional synergies, not included in this estimate, are expected to arise from better utilisation of the sales force and the increased access to a broader customer base.
- Based on the estimated cost synergies alone, the acquisition is expected to meet Danisco's requirement for a return on invested capital exceeding the weighted capital cost of 7.5% in the third full financial year after the acquisition.
- Danisco will finance the acquisition through its existing bank and credit facilities.
- The acquisition does not affect Danisco's dividend policy, whereby Danisco's shareholders may expect a payout that corresponds to consolidated net profit for the year in the form of dividends and share buybacks.
- Upon completion in the first quarter of 2004/05, a provision will be made for restructuring costs. The restructuring costs are not expected to exceed one year's cost synergies.

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours, cultures and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other foods. Danisco is also one of the largest and most efficient sugar producers in Europe.

Danisco strengthens its position as "one-stop-supplier"

Danisco is committed to being the preferred partner to the food producers. Danisco's strategy is to provide the food producers with knowledge and quality ingredients and solutions throughout the food production process - from the idea inception until the consumer can enjoy the product. Our customers only need to make one stop to exchange ideas about new food products and knowledge about food ingredients.

Related links

Read the press release
Need further information on
Please read the related pre:
view press releases

Road shows
View the complete list of ro
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

Danisco's role as a knowledge centre for food ingredients and food applications is summed up in our slogan: 'First you add knowledge...' Rhodia food ingredients' knowledge about products and applications will be a major contributor to Danisco's existing knowledge base.

The strategic rationale
Through the acquisition of Rhodia food ingredients activities, Danisco will considerably expand its product platform - notably in speciality and texturant products.

- Rhodia food ingredients' high-profile products will be able to leverage Danisco's strong global sales network. The acquisition substantially enhances Danisco's product palette within speciality and texturant products (see attached product overview).
- In the cultures market, Rhodia food ingredients is a supplier of products with technological benefits in terms of taste and texture, as well as a world-leading producer of probiotic products.
- Danisco will be taking over production in several countries, which will provide for production plant efficiencies.

Danisco expects that loss of sales through the combination of the businesses will be limited. Cost synergies are expected to aggregate DKK 120 million, and to have full effect in the third financial year after the acquisition.

'The challenging market conditions have opened up for structural changes in the food ingredients market. We believe that with the acquisition of Rhodia's activities and highly qualified staff we are prepared to leverage the recovery when it materialises. This applies to all links in the value chain from idea development to production and distribution,' says CEO of Danisco Alf Duch-Pedersen.

Products
The acquisition of Rhodia food ingredients activities will also strengthen Danisco's texturant and speciality products platform and will allow Danisco to further gear the sales force, which will enhance our strong position as the preferred ingredients supplier to the food industry. Danisco will increase its exposure to some of the fastest growing markets for food ingredients, ensuring the strategic foundation for achieving organic growth rates in excess of the food ingredients industry in general.

Texturant products
Danisco will gain access to new products in the business area of stabilisers, primarily xanthan production. Rhodia food ingredients today enjoys a leading market position as producer of xanthan. In 2003, Danisco announced its participation in a joint venture in China for the purpose of building up the production of xanthan. Adding Rhodia food ingredients' xanthan production will not have any immediate impact on the plans but the contribution of Rhodia food ingredients' knowledge in this area will optimise the investment in China.

Activities within functional systems, guar gum and locust bean gum will also be added.

Speciality products
With the Rhodia food ingredients acquisition, Danisco will become one of the world leaders in the production, sale and development of cultures. Danisco will gain access to new customer segments and technologies that will considerably expand the product palette. The patented product portfolio will be significantly enlarged.

Food safety is an important business area in which Rhodia food ingredients has developed bio-products that prolong the lifetime and reduce the amount of tainted food (Microgard). Rhodia has also developed culture products such as Stargard, which prevents salmonella infections in meat and chicken. Avgard is another food safety product, which prevents Listeria.

In the area of bio-preservation Rhodia food ingredients will supplement Danisco's sales of Natamax™ and Nisaplin®. This will secure a significant number of new customers and technologies, further strengthening Danisco's leading position in antimicrobials.

The acquisition will also add dairy enzyme production, and Rhodia food ingredients' products will therefore help Danisco access the dairy market and other markets.

Geographic exposure
The acquisition of Rhodia food ingredients will mainly increase Danisco's sales in North America and continental Europe, primarily in France.

Price and financing
The total acquisition price of approximately DKK 2,400 million or EUR 320 million reflects an Enterprise Value (EV) to EBITDA multiple on last year's earnings above 10 before recognition of any cost synergies. We expect the investment to meet our financial target of achieving of positive EVA (economic value added) after three years' ownership. This calculation is based on a WACC of 7.5%, and only includes cost synergies of DKK 120 million. In addition, we estimate that there is a potential for realising considerable sales synergies.

The acquisition will not affect Danisco's stated dividend policy of paying out to its shareholders consolidated net profit for the financial year in the form of dividends and share buybacks.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: natalie.weber@danisco.com

A tele conference for investors, analysts and journalists will be held today at 10:45 am CET and can be followed at www.danisco.com and at www.stockwise.dk.

Attachment
The table below illustrates how the acquisition of Rhodia food ingredients activities will enhance Danisco's product palette and market positions.

	Emulsifiers	Functional Systems	Stabi-lisers	Flav-ours	Food-Enzymes	Cultures	Bio-preser-vation	Sweete-ners
Distribution by product								
Danisco	x	x	x	x	x	x	x	x
Acquired from Rhodia food ingredients	-	x	x	-	x	x	x	-
Global market position								
Danisco before the acquisition	1	1	2	8	-	4	1	1
Danisco afterthe acquisition	1	1	2	8	3-4	2	1	1

Products
Functional systems are tailor-made blends of emulsifiers and stabilisers, which

provide a specific functionality in the food product and/or the production process. By using functional systems the customer can for example minimise the amount of ingredients kept in stock and minimise the risk of faulty blends. Using functional systems also reduces the number of ingredients in the production process that are subject to quality assurance. Functional systems are used in many products such as ice cream, bread, recombined milk and yoghurt.

Stabilisers are thickening or gelling agents that can bind and control the water content in foods, thereby affecting the mouthfeel of the product. Stabilisers are used in beverages, fruit processing and confectionery. The adding of xanthan will improve Danisco´s market position for applications to for example salad dressings.

Food enzymes are catalysts of a natural chemical process. They are used in the bakery industry where they improve the life and volume of the end product. They also improve the production process for enzymes and minimise the risk of faults.

Cultures ensure the fermentation process, providing the characteristic taste and texture to products such as cheese and yoghurt. Cultures also have a probiotic effect, which benefits the digestive and immune systems. Danisco´s market position in the dairy industry will be considerably strengthened by Rhodia food ingredients´ strong product portfolio.

Bio-preservation ensures the biological safety of food products and are found in cheese, desserts, meat, juice and partly baked products. Danisco will have a much stronger position in the meat industry with the acquisition of Rhodia food ingredients´ products.

Danisco´s acquisition of Rhodia food ingredients increases its exposure to some of the fastest growing markets for food ingredients. The acquisition contributes to Danisco´s strategic target of growing by 30-50% above the general food ingredient market growth.

 danisco.com

home products about us sustainability people press investor contact

back

search:

DANISCO

First you add knowle

18.3.2004

Announcement of 9M results 2003/04

1 May 2003 - 31 January 2004
(unaudited)

Notice no. 04/2004

Please notice that this is an excerpt of the unabridged Announcement of 9M results 2003/04.
To download the unabridged notice as a Pdf file please click here.

Organic growth of 4% in the first nine months
Danisco continued to win market shares in a difficult market for ingredients and sweeteners. The long-term target of an EBITA margin of at least 15% is not expected to be achieved this year. The continued USD weakness, high raw material prices and price pressure were contributory factors. Danisco narrows its outlook for consolidated profit to DKK 925-975 million.

- **Consolidated EBITA at DKK 1,640 million (DKK 1,761 million)**
  Ingredients and Sweeteners was subject to higher raw material prices as well as price pressure and unfavourable currency development. EBITA fell to DKK 894 million (DKK 1,013 million). At unchanged exchange rates compared to last year EBITA would have been DKK 964 million, up DKK 70 million on the reported level. Sugar was affected by lower prices for world market sugar and lower sales of quota sugar, which contributed to the decline of EBITA to DKK 826 million (DKK 875 million). The DKK 50 million gain from the August 2003 sale of Amcor Flexibles Europe is included in consolidated EBITA.

- **Consolidated profit of DKK 721 million at last year's level**
  Lower financial costs and improved results from associated undertakings affected consolidated profit favourably compared to last year.

- **Earnings per share up 4% to DKK 13.80 (DKK 13.21)**
  Danisco has reduced the number of shares compared with last year, averaging just under DKK 50 million shares in the period, down 5% on last year.

Consolidation in the ingredients industry has gained momentum and Danisco has been and will
continue to be among the active players when the process moves on: 'We believe that with the acquisition of Rhodia's activities and highly qualified staff we are well prepared to leverage the recovery once it materialises,' says Danisco's CEO Alf Duch-Pedersen.

Outlook for 2003/04

- Sales are maintained in the range of DKK 16.0-17.0 billion.
- The EBITA expectation has been lowered for Ingredients and Sweeteners and raised for Sugar.
- Earnings (EBITA) are now expected to be in the range of DKK 2,100 - 2,200 million against previously DKK 2,100-2,225 million.
- Consolidated profit is narrowed to the range of DKK 925-975 million, against previously DKK 900-1,000 million.

Related links

Read the press release
Need further information on
Please read the related pre:
view press releases

Road shows
View the complete list of roa
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

Anders Knutsen
Chairman of the Board of Directors

Alf Duch-Pedersen
CEO

Please notice that this is an excerpt of the unabridged Announcement of 9M results 2003/04.
To download the unabridged notice as a Pdf file please click here.

For further information, please contact:
Investor & analyst relations:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media and press relations:
Media Relations, tel.: +45 3266 2913, media@danisco.com

File No. 82-3158

INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS

DANISCO A/S

Submission dated April 6, 2004

13.2.2004

Danisco enters the final exclusive negotiation round for Rhodia's food ingredients activities

Notice no. 1/2004

Danisco has signed an agreement with French Rhodia to negotiate exclusively for the takeover of Rhodia's food ingredients business, excluding the company's food phosphates business.

Rhodia's food ingredients business is a global supplier of cultures, natural texturants, and food protection solutions to food processing companies. The company is present in Europe, North America, Latin America and Asia. The primary focus areas of the business are: dairy, dessert, beverage & health products, meat & savoury and bakery products. These products are to be integrated into Danisco's global product offering.

The two parties expect to conclude an agreement in the foreseeable future. The transaction will be finalised within the second quarter of the calendar year 2004, once legal authorisations have been obtained.

Rhodia's food ingredients business generated sales of DKK 1.6 billion (EUR 211 million) in 2003 and has 860 employees.

Rhodia's product portfolio complements Danisco's existing core business. The takeover of the above-mentioned Rhodia activities is in line with Danisco's strategic goal to further strengthen the business platform through acquisitions and organic growth above market average.
For product descriptions, please refer to www.danisco.com/ingredients and www.rhodiafood.com

Yours faithfully,

Alf Duch-Pedersen
CEO

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: natalie.weber@danisco.com

About Rhodia Food
Rhodia Food Business Unit is developing its wide range of innovative ingredients in the fields of taste, texture, food protection and health for the dairy, desserts, meat, seafood, savoury and bakery markets. World leader in cultures, phosphates and specialty hydrocolloids, Rhodia Food operates in more than 100 countries and employs 1,100 people worldwide.

search:

DANISC

First you add knowle

Related links

Read the press release
Need further information on
Please read the related pre
view press releases

Road shows
View the complete list of ro
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list


DANISC(
First you add knowle

16.2.2004

Reference is made to notice no. 1/2004 announced on 13 February 2004

Notice no. 02/2004

An article in today's issue of Børsen mentions an expected amount of synergies in connection with Danisco's possible acquisition of Rhodia Food's food ingredients business.

Please be advised that Danisco is not the source of this information about any synergies or synergy level. The synergies mentioned in the article are therefore on Børsen's own account only.

Danisco refers to notice no. 1/2004 until further notice.

Yours faithfully,
Alf Duch-Pedersen
CEO

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: natalie.weber@danisco.com

back top print

Related links

Read the press release
Need further information on
Please read the related pres
view press releases

Road shows
View the complete list of roa
investor meetings or confere
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

11.3.2004

Danisco strengthens its global market position

Notice no. 03/2004

Today Danisco takes a major step towards realising its goal of being the leading supplier of ingredients to the food industry.

'The acquisition of Rhodia food ingredients activities within texturants and speciality products will consolidate our position as the preferred partner to the food industry, and will create considerable value for our shareholders,' says Alf Duch-Pedersen, CEO of Danisco.

- Danisco acquires Rhodia food ingredients activities within texturants and speciality products with total sales of DKK 1,575 million (EUR 211 million), EBITDA of DKK 235 million (EUR 31 million) and EBITA of DKK 150 million (EUR 20 million) (on a pro forma basis) in the financial year 2003.
- The total acquisition price is approximately DKK 2,400 million (EUR 320 million) with expected completion in May 2004 following the approval of the competition authorities.
- Danisco expects to realise cost synergies of at least DKK 120 million (EUR 16 million) over a three-year period from completion. These synergies only relate to the realisation of cost synergies. Substantial additional synergies, not included in this estimate, are expected to arise from better utilisation of the sales force and the increased access to a broader customer base.
- Based on the estimated cost synergies alone, the acquisition is expected to meet Danisco's requirement for a return on invested capital exceeding the weighted capital cost of 7.5% in the third full financial year after the acquisition.
- Danisco will finance the acquisition through its existing bank and credit facilities.
- The acquisition does not affect Danisco's dividend policy, whereby Danisco's shareholders may expect a payout that corresponds to consolidated net profit for the year in the form of dividends and share buybacks.
- Upon completion in the first quarter of 2004/05, a provision will be made for restructuring costs. The restructuring costs are not expected to exceed one year's cost synergies.

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours, cultures and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other foods. Danisco is also one of the largest and most efficient sugar producers in Europe.

Danisco strengthens its position as "one-stop-supplier"

Danisco is committed to being the preferred partner to the food producers. Danisco's strategy is to provide the food producers with knowledge and quality ingredients and solutions throughout the food production process - from the idea inception until the consumer can enjoy the product. Our customers only need to make one stop to exchange ideas about new food products and knowledge about food ingredients.

 search:

DANISC(

First you add knowle

Related links

Read the press release
Need further information on
Please read the related pre:
view press releases

Road shows
View the complete list of roa
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Registe
mailing list.
subscribe mailing list

Danisco's role as a knowledge centre for food ingredients and food applications is summed up in our slogan: 'First you add knowledge...' Rhodia food ingredients' knowledge about products and applications will be a major contributor to Danisco's existing knowledge base.

The strategic rationale

Through the acquisition of Rhodia food ingredients activities, Danisco will considerably expand its product platform - notably in speciality and texturant products.

- Rhodia food ingredients' high-profile products will be able to leverage Danisco's strong global sales network. The acquisition substantially enhances Danisco's product palette within speciality and texturant products (see attached product overview).
- In the cultures market, Rhodia food ingredients is a supplier of products with technological benefits in terms of taste and texture, as well as a world-leading producer of probiotic products.
- Danisco will be taking over production in several countries, which will provide for production plant efficiencies.

Danisco expects that loss of sales through the combination of the businesses will be limited. Cost synergies are expected to aggregate DKK 120 million, and to have full effect in the third financial year after the acquisition.

'The challenging market conditions have opened up for structural changes in the food ingredients market. We believe that with the acquisition of Rhodia's activities and highly qualified staff we are prepared to leverage the recovery when it materialises. This applies to all links in the value chain from idea development to production and distribution,' says CEO of Danisco Alf Duch-Pedersen.

Products

The acquisition of Rhodia food ingredients activities will also strengthen Danisco's texturant and speciality products platform and will allow Danisco to further gear the sales force, which will enhance our strong position as the preferred ingredients supplier to the food industry. Danisco will increase its exposure to some of the fastest growing markets for food ingredients, ensuring the strategic foundation for achieving organic growth rates in excess of the food ingredients industry in general.

Texturant products

Danisco will gain access to new products in the business area of stabilisers, primarily xanthan production. Rhodia food ingredients today enjoys a leading market position as producer of xanthan. In 2003, Danisco announced its participation in a joint venture in China for the purpose of building up the production of xanthan. Adding Rhodia food ingredients' xanthan production will not have any immediate impact on the plans but the contribution of Rhodia food ingredients' knowledge in this area will optimise the investment in China.

Activities within functional systems, guar gum and locust bean gum will also be added.

Speciality products

With the Rhodia food ingredients acquisition, Danisco will become one of the world leaders in the production, sale and development of cultures. Danisco will gain access to new customer segments and technologies that will considerably expand the product palette. The patented product portfolio will be significantly enlarged.

Food safety is an important business area in which Rhodia food ingredients has developed bio-products that prolong the lifetime and reduce the amount of tainted food (Microgard). Rhodia has also developed culture products such as Stargard, which prevents salmonella infections in meat and chicken. Avgard is another food safety product, which prevents Listeria.

In the area of bio-preservation Rhodia food ingredients will supplement Danisco's sales of Natamax™ and Nisaplin®. This will secure a significant number of new customers and technologies, further strengthening Danisco's leading position in antimicrobials.

The acquisition will also add dairy enzyme production, and Rhodia food ingredients' products will therefore help Danisco access the dairy market and other markets.

Geographic exposure
The acquisition of Rhodia food ingredients will mainly increase Danisco's sales in North America and continental Europe, primarily in France.

Price and financing
The total acquisition price of approximately DKK 2,400 million or EUR 320 million reflects an Enterprise Value (EV) to EBITDA multiple on last year's earnings above 10 before recognition of any cost synergies. We expect the investment to meet our financial target of achieving of positive EVA (economic value added) after three years' ownership. This calculation is based on a WACC of 7.5%, and only includes cost synergies of DKK 120 million. In addition, we estimate that there is a potential for realising considerable sales synergies.

The acquisition will not affect Danisco's stated dividend policy of paying out to its shareholders consolidated net profit for the financial year in the form of dividends and share buybacks.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: natalie.weber@danisco.com

A tele conference for investors, analysts and journalists will be held today at 10:45 am CET and can be followed at www.danisco.com and at www.stockwise.dk.

Attachment
The table below illustrates how the acquisition of Rhodia food ingredients activities will enhance Danisco's product palette and market positions.

	Emulsifiers	Functional Systems	Stabi-lisers	Flav-ours	Food-Enzymes	Cultures	Bio-preser-vation	Sweete-ners
Distribution by product								
Danisco	x	x	x	x	x	x	x	x
Acquired from Rhodia food ingredients	-	x	x	-	x	x	x	-
Global market position								
Danisco before the acquisition	1	1	2	8	-	4	1	1
Danisco afterthe acquisition	1	1	2	8	3-4	2	1	1

Products
Functional systems are tailor-made blends of emulsifiers and stabilisers, which

provide a specific functionality in the food product and/or the production process. By using functional systems the customer can for example minimise the amount of ingredients kept in stock and minimise the risk of faulty blends. Using functional systems also reduces the number of ingredients in the production process that are subject to quality assurance. Functional systems are used in many products such as ice cream, bread, recombined milk and yoghurt.

Stabilisers are thickening or gelling agents that can bind and control the water content in foods, thereby affecting the mouthfeel of the product. Stabilisers are used in beverages, fruit processing and confectionery. The adding of xanthan will improve Danisco´s market position for applications to for example salad dressings.

Food enzymes are catalysts of a natural chemical process. They are used in the bakery industry where they improve the life and volume of the end product. They also improve the production process for enzymes and minimise the risk of faults.

Cultures ensure the fermentation process, providing the characteristic taste and texture to products such as cheese and yoghurt. Cultures also have a probiotic effect, which benefits the digestive and immune systems. Danisco´s market position in the dairy industry will be considerably strengthened by Rhodia food ingredients´ strong product portfolio.

Bio-preservation ensures the biological safety of food products and are found in cheese, desserts, meat, juice and partly baked products. Danisco will have a much stronger position in the meat industry with the acquisition of Rhodia food ingredients´ products.

Danisco´s acquisition of Rhodia food ingredients increases its exposure to some of the fastest growing markets for food ingredients. The acquisition contributes to Danisco´s strategic target of growing by 30-50% above the general food ingredient market growth.

search:

DANISCO
First you add knowle

18.3.2004

Announcement of 9M results 2003/04

1 May 2003 - 31 January 2004
(unaudited)

Notice no. 04/2004

Please notice that this is an excerpt of the unabridged Announcement of 9M results 2003/04.
To download the unabridged notice as a Pdf file please click here.

Organic growth of 4% in the first nine months
Danisco continued to win market shares in a difficult market for ingredients and sweeteners. The long-term target of an EBITA margin of at least 15% is not expected to be achieved this year. The continued USD weakness, high raw material prices and price pressure were contributory factors. Danisco narrows its outlook for consolidated profit to DKK 925-975 million.

- **Consolidated EBITA at DKK 1,640 million (DKK 1,761 million)**
  Ingredients and Sweeteners was subject to higher raw material prices as well as price pressure and unfavourable currency development. EBITA fell to DKK 894 million (DKK 1,013 million). At unchanged exchange rates compared to last year EBITA would have been DKK 964 million, up DKK 70 million on the reported level. Sugar was affected by lower prices for world market sugar and lower sales of quota sugar, which contributed to the decline of EBITA to DKK 826 million (DKK 875 million). The DKK 50 million gain from the August 2003 sale of Amcor Flexibles Europe is included in consolidated EBITA.

- **Consolidated profit of DKK 721 million at last year´s level**
  Lower financial costs and improved results from associated undertakings affected consolidated profit favourably compared to last year.

- **Earnings per share up 4% to DKK 13.80 (DKK 13.21)**
  Danisco has reduced the number of shares compared with last year, averaging just under DKK 50 million shares in the period, down 5% on last year.

Consolidation in the ingredients industry has gained momentum and Danisco has been and will
continue to be among the active players when the process moves on: ´We believe that with the acquisition of Rhodia´s activities and highly qualified staff we are well prepared to leverage the recovery once it materialises,´ says Danisco´s CEO Alf Duch-Pedersen.

Outlook for 2003/04

- Sales are maintained in the range of DKK 16.0-17.0 billion.
- The EBITA expectation has been lowered for Ingredients and Sweeteners and raised for Sugar.
- Earnings (EBITA) are now expected to be in the range of DKK 2,100 - 2,200 million against previously DKK 2,100-2,225 million.
- Consolidated profit is narrowed to the range of DKK 925-975 million, against previously DKK 900-1,000 million.

Related links

Read the press release
Need further information on
Please read the related pres
view press releases

Road shows
View the complete list of roa
investor meetings or confere
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Registe
mailing list.
subscribe mailing list

Anders Knutsen
Chairman of the Board of Directors

Alf Duch-Pedersen
CEO

Please notice that this is an excerpt of the unabridged Announcement of 9M results 2003/04.
To download the unabridged notice as a Pdf file please click here.

For further information, please contact:
Investor & analyst relations:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media and press relations:
Media Relations, tel.: +45 3266 2913, media@danisco.com

DANISCO

First you add knowledge...

EXECUTIVE BOARD

Notice no. 04/2004

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of 9M results 2003/04
1 May 2003 - 31 January 2004
(unaudited)

18 March 2004

Organic growth of 4% in the first nine months

Danisco continued to win market shares in a difficult market for ingredients and sweeteners. The long-term target of an EBITA margin of at least 15% is not expected to be achieved this year. The continued USD weakness, high raw material prices and price pressure were contributory factors. Danisco narrows its outlook for consolidated profit to DKK 925-975 million.

- **Consolidated EBITA at DKK 1,640 million (DKK 1,761 million)**
  Ingredients and Sweeteners was subject to higher raw material prices as well as price pressure and unfavourable currency development. EBITA fell to DKK 894 million (DKK 1,013 million). At unchanged exchange rates compared to last year EBITA would have been DKK 964 million, up DKK 70 million on the reported level. Sugar was affected by lower prices for world market sugar and lower sales of quota sugar, which contributed to the decline of EBITA to DKK 826 million (DKK 875 million). The DKK 50 million gain from the August 2003 sale of Amcor Flexibles Europe is included in consolidated EBITA.

- **Consolidated profit of DKK 721 million at last year's level**
  Lower financial costs and improved results from associated undertakings affected consolidated profit favourably compared to last year.

- **Earnings per share up 4% to DKK 13.80 (DKK 13.21)**
  Danisco has reduced the number of shares compared with last year, averaging just under DKK 50 million shares in the period, down 5% on last year.

Consolidation in the ingredients industry has gained momentum and Danisco has been and will continue to be among the active players when the process moves on: 'We believe that with the acquisition of Rhodia's activities and highly qualified staff we are well prepared to leverage the recovery once it materialises,' says Danisco's CEO Alf Duch-Pedersen.

Outlook for 2003/04

- Sales are maintained in the range of DKK 16.0-17.0 billion.
- The EBITA expectation has been lowered for Ingredients and Sweeteners and raised for Sugar.
- Earnings (EBITA) are now expected to be in the range of DKK 2,100 -2,200 million against previously DKK 2,100-2,225 million.
- Consolidated profit is narrowed to the range of DKK 925-975 million, against previously DKK 900-1,000 million.

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		Q3 2002/03	**Q3 2003/04**	YTD 2002/03	**YTD 2003/04**
Profit and loss account in DKK million					
Net sales		3,827	**3,767**	12,467	**12,018**
Operating profit before amortisation of goodwill (EBITA)		495	**446**	1,761	**1,640**
Amortisation of goodwill		(103)	**(100)**	(310)	**(305)**
Operating profit (EBIT)		392	**346**	1,451	**1,335**
Profit on ordinary activities before tax		296	**268**	1,157	**1,129**
Consolidated profit		178	**159**	721	**721**
Danisco's share of consolidated profit		172	**149**	695	**690**
Cash flows in DKK million					
Cash flow from operating activities		(1,012)	**(1,189)**	1,366	**828**
Cash flow from investing activities		(250)	**(256)**	(1,174)	**(125)**
Cash flow from financing activities		1,131	**1,429**	(320)	**(720)**
Total cash flow		(131)	**(16)**	(128)	**(17)**
Financial ratios *					
Diluted average number of shares excluding own shares	'000	51,938	**49,692**	52,645	**49,983**
Diluted earnings per share (DEPS)	DKK	3.31	**3.00**	13.21	**13.80**
Diluted cash flow per share	DKK	(19.48)	**(23.93)**	25.95	**16.57**
Diluted number of shares at period-end excluding own shares	'000			51,788	**49,741**
Diluted net asset value per share	DKK			219	**226**

	31 January 2003	30 April 2003	**31 January 2004**
Balance sheet in DKK million			
Assets	27,641	26,540	**26,685**
Equity	11,321	11,420	**11,220**
Interest-bearing debt, net	9,637	9,439	**9,178**
Invested capital	19,689	19,464	**19,556**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Please see Danisco's Annual Report 2002/03 for definitions.

Ingredients and Sweeteners

DKK million	Q3 2002/03	**Q3 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q3	Change % YTD
Net sales						
- Texturant products	924	**883**	3,004	**2,878**	(4)	(4)
- Speciality products	756	**736**	2,373	**2,367**	(3)	-
- Sweeteners	320	**345**	1,110	**1,137**	8	2
Group eliminations	(3)	**4**	10	**7**		
Total	1,997	**1,968**	6,497	**6,389**	(1)	(2)
EBITA	257	**245**	1,013	**894**	(5)	(12)
EBITA margin	12.9	**12.4**	15.6	**14.0**	(4)	(10)

- **Sweeteners showed strong organic growth**
- **Considerable progress in the Americas continued**
- **EBITA margin below last year's level as forecast**

EBITA margin under pressure

The market remained difficult. This was reflected in Danisco's EBITA margin, which year-to-date remained below the long-term target of at least 15%. This was in large part due to the higher EUR value vis-à-vis USD, higher raw material prices and price pressure. EBITA was DKK 894 million (DKK 1,013 million) but would have been up by DKK 70 million at unchanged exchange rates from the same period last year.

Strategic opportunities

On the other hand, Danisco is well positioned to benefit from the opportunities offered by the difficult market conditions. One example of this is the agreement to take over Rhodia's food ingredients activities. The acquisition will be effected in the first quarter of 2004/05 and will strengthen Danisco considerably both technologically and product wise.

'We believe that with the acquisition of Rhodia's activities and highly qualified staff, we are well prepared to leverage the recovery once it materialises. This applies to all links in the value chain from idea development to production and distribution,' says CEO Alf Duch-Pedersen. (See Stock Exchange Notice of 11 March 2004).

Winning market shares

Danisco's business model, the one-stop-supplier strategy, proved its strength in an otherwise weak market. Recording organic growth of 4% in the first nine months of the year, Danisco has gained market shares. Notably the American markets saw excellent progress.

Product areas

Texturant products

Growing price competition

Texturant products (emulsifiers, stabilisers and functional systems) recorded organic growth of 3%. Volume growth was close to 5% compared with the same period last year, so the price pressure has continued. The fall in the USD rate contributed to the 4% decline in reported sales to DKK 2,878 million (DKK 3,004 million). Growth rates varied greatly in the regions with progress particularly in Latin America where Danisco was successful in its sales efforts to the meat industry.

Flavours the main growth source

Speciality products

Sales of DKK 2,367 million in Speciality products (including flavours, bio and feed ingredients) were flat compared with last year. Organic growth was 3%, mainly driven by flavour growth but also sales of feed ingredients in Latin America developed favourably. Currency-adjusted growth came to 6%, on account of the acquisition of Perlarom, which affected Q1. A number of speciality product introductions are expected to have a positive impact on the financial year 2004/05.

Efforts to improve earnings

The flavour division also enjoyed the improved economic situation in Latin America just as the progress in North America for Danisco's products in general contributed to Flavours' good sales in the region. We continued our focus on the division's structure, and efforts are targeted at raising the profitability level.

Strong market in North America

Sweeteners

Sales of natural sweeteners for products with low carbohydrate content (low-carb) and other products in North America remained an important growth driver. The products Litesse® (fat replacer) and lactitol (sweetener) were increasingly in demand. Sales grew 2% to DKK 1,137 million (DKK 1,110 million). Organic growth was 9% – volume growth was 14%, with the price pressure continuing.

Geographic markets

Signs of growth in Europe in Q3

Europe

The economic development in Europe continued to have a dampening effect on growth in the food ingredients market, in particular in Western Europe, but there are signs of improvement, for instance in Germany. Organic growth was 1% on a year-to-date basis, reflecting a Q3 growth rate of 3%. Growth in Europe year to date continued to be adversely impacted by the relatively strong euro. Eastern Europe represented the primary source of progress, with 14% organic growth recorded in Russia.

Considerable progress for sweeteners

Low-carb impact on bread sales

North America

Sweeteners continued as the growth engine in the North American market. The properties of Litesse® as a fat replacer and lactitol as a sweetener are attractive in connection with low-carb product launches. The low-carb surge, which has mainly hit the USA, adversely affected the consumption of bread and other baked products. Danisco's sales to the bread industry are traditionally high. Organic growth year to date nevertheless reached 8%. In Q3, organic growth was also 8%, compared with 5% recorded in Q2. The robust growth performance highlights Danisco's business model and broad product palette.

Latin America

Adjusted for the considerable adverse impact of the currency development, organic growth was 12% with no less than 22% in Q3. Contributing factors were the improved economic climate and advances within oil and fats as well as meat and feed.

Signs of improvement in Japan

Asia-Pacific

Year-to-date organic growth was 6%, but only 2% in Q3. Growth remained high in China, 32% on a year-to-date basis, driven by sales of flavours and functional systems to the dairy industry. Japan was also a major growth driver, while the continued pressure on prices pulled in the opposite direction.

Q3 the traditional low season

Q3

Sales in Q3 fell 1% to DKK 1,968 million (DKK 1,997 million). Organic growth was 4% compared with last year. The EBITA margin of 12.4% was 0.5 percentage points below last year's level. It should be added that EBITA for Q3 would have been up by 3% to DKK 265 million at the exchange rates prevailing in Q3 of last year. Q3 is usually characterised by the low season for the ice cream and beverage industries. Fluctuations in EBITA from year to year may therefore occur as a result of different starting times for production. This affected the EBITA margin, and, besides, the flavour division is still working to improve earnings, which is a process that will continue into the financial year 2004/05. Finally, we have not yet seen the impact of new product launches in Specialities.

Sugar

DKK million	Q3 2002/03	**Q3 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q3	Change % YTD
Net sales	1,879	**1,845**	6,121	**5,767**	(2)	(6)
EBITA	279	**246**	875	**826**	(12)	(6)
EBITA margin	14.8	**13.3**	14.3	**14.3**	(10)	-

- **Lower sales of quota sugar as expected**
- **Positive development in Lithuania**
- **EBITA affected by one-offs**

Net sales were adversely impacted by the reduced quantities of quota sugar for sale and the lower prices on the world market for sugar and molasses. Record yields marked the end of a very satisfactory sugar beet harvest.

Lower sales of quota sugar

Sales fell 6% as expected on account of reduced sales of quota sugar resulting from last year's quota reduction of 5.4%, and low prices for world market sugar and molasses. This caused a corresponding decline in earnings. The operating margin maintained last year's level of 14.3%. Included in EBITA is a book value gain of DKK 28 million from insurance relating to the fire at the factory in Kantvik, Finland last year.

Sales in Sweden were slow, offset, however, by significantly better sales in Denmark and Germany and an increase in our market share in Lithuania. Especially sales of liquid sugar had a positive impact on sales in Denmark.

The 2003 sugar harvest gave record yields (tons of sugar per hectare) in several areas. Yields totalled 1,294,000 tons of sugar (1,393,000 tons), down 7%, which is remarkable in a year when the sugar beet acreage had been reduced by close to 10%.

Q3

Sales in Q3 were DKK 1,845 million (DKK 1,879 million), down 2% on last year, due in part to lower prices for C-sugar and molasses. This also affected the EBITA margin, which fell to 13.3% (14.8%).

Innovation

In the first nine months of the year, Danisco used DKK 309 million (DKK 299 million) on development and innovation, equivalent to 2.5% (2.4%) of sales.

The development of new cultures for bio-preservation continued successfully, with the efficiency of Listeria preventing cultures being confirmed by independent research institutions and patent protection obtained for the cultures, which are marketed under the slogan "Food safety goes live".

Danisco's knowledge about encapsulation of active ingredients and formation of barrier structures in foods has been leveraged in the development of new ingredient blends for frozen bread – one of the fastest growing segments in the area of bread.

In connection with the increased demand for food with lower content of carbohydrates – in line with the Atkins diet – both low-carb ice cream and bread have been developed.

Danisco Venture

Investment in Catchmabs

In Q3, Danisco Venture invested in the Dutch biotech company Catchmabs, which has developed affinity proteins to be used for selective purification of high-value products from process streams for use in the food and pharmaceutical industries.

Sustainability

The German company, Oekom Research, recently examined the extent to which 32 major players in the food and beverage industry worldwide are responding to the environmental, social and cultural challenges confronting them. Danisco was ranked as number 3, and commended for its commitment to manage its business in a responsible manner.

Associated undertakings

Increase in income from associated undertakings

Following the sale of Amcor Flexibles Europe in August 2003, only income from Genencor International Inc. was included under income from associated undertakings in Q3. Income from associated undertakings year to date was DKK 24 million against DKK 2 million last year.

Cash flow

Larger amount due from the EU

The EU's more thorough documentation requirements for approval of export restitution has resulted in an additional amount of close to DKK 350 million due to Danisco from the EU compared to the same time last year. The amount had a negative impact on the development of the working capital and thereby cash flow from Sugar. The substantial increase in the amount due compared to H1 reflects bigger exports in November and December. We expect the amount has reached its maximum and will be considerably lower at the end of the current financial year.

Cash flow from operating activities of DKK 828 million (DKK 1,366 million) was adversely affected by the above-mentioned amount due from the EU to Sugar. In addition, Ingredients and Sweeteners increased their inventories

on account of strategic buying. Also, more tax has been paid relating to among other factors the US dollar hedging of the investment in Genencor.

Purchase of own shares

Own shares at 17 March 2004

As announced at the Annual General Meeting on 28 August 2003, Danisco intends to purchase own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation as an element in our dividend policy. At 17 March 2004, Danisco held 1,384,500 own shares, corresponding to 2.7% of the reduced share capital as resolved at the AGM, of which 2.5% is for hedging of the share option programme. In the first nine months, Danisco bought back shares for DKK 356 million at an average price of DKK 247. Danisco's goal is to ensure the necessary equity for the operation and development of the company and to distribute surplus capital through payout of profit for the year as dividend payments and share buybacks. Share buybacks will depend on Danisco's acquisitions as well as profit for the year and will take place on a current basis over the year in the periods when purchasing is allowed.

Outlook for 2003/04

Since the communication of outlook for the financial year 2003/04 in the H1 announcement, the USD rate has decreased from DKK 6.40 to DKK 6.02, which is the basis of outlook. The further decline in USD added to the lowering of our 2003/04 EBITA expectation for Ingredients and Sweeteners.

Sales

Consolidated sales of DKK 16-17 billion

Total sales are expected to be in the range of DKK 16.0-17.0 billion. Ingredients and Sweetener sales are expected to be in the range of DKK 8.5-9.0 billion. Sugar sales are forecast to be in the range of DKK 7.5-8.0 billion.

Earnings (EBITA)

Consolidated EBITA of DKK 2,100-2,200 million

Consolidated earnings (EBITA) are expected to be in the range of DKK 2,100-2,200 million against previously DKK 2,100-2,225 million. For Ingredients and Sweeteners, earnings (EBITA) are expected to be around DKK 1,200 million, adjusted down from the range of DKK 1,250-1,325 million. Earnings (EBITA) in Sugar are expected to be in the range of DKK 1,100-1,150 million, adjusted up from DKK 1,050-1,100 million.

Consolidated profit

Profit level narrowed

Consolidated profit for 2003/04 is narrowed to the range of DKK 925-975 million, against previously DKK 900-1,000 million.

USD sensitivity

In the calculation of sensitivity to changes in the USD rate we have included currencies that correlate with USD. The calculation is based on figures from the financial years 2002/03 and 2003/04. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD related currencies causes a change in full-year sales of the order of DKK 550-575 million and earnings (EBITA) of the order of DKK 65-75 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Information meeting

Information meeting today at 2.30 pm.

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 2.30 pm can be followed at the above website and at www.stockwise.dk

18 March 2004

Anders Knutsen, Chairman of the Board of Directors

Alf Duch-Pedersen, CEO

Financial calendar

30 April	2004	End of financial year
21 May	2004	IR quiet period for 2003/04
17 June	2004	Full-year results 2003/04
21 August	2004	IR quiet period for Q1
26 August	2004	Annual General Meeting
16 September	2004	Q1 results (May-July)
21 November	2004	IR quiet period for H1
16 December	2004	H1 results (May-Oct.)
18 February	2005	IR quiet period for 9M
17 March	2005	9M results (May-Jan.)
21 May	2005	IR quiet period for 2004/05
21 June	2005	Full-year results 2004/05

For further information, please contact:

Investor & analyst relations:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media and press relations:
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners succh as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

PROFIT AND LOSS ACCOUNT 1 May 2003 - 31 January 2004

DKK million	Q3 2002/03	**Q3 2003/04**	YTD 2002/03	**YTD 2003/04**
Net sales	3,827	**3,767**	12,467	**12,018**
Cost of sales	(2,538)	**(2,537)**	(8,341)	**(8,154)**
Gross profit	1,289	**1,230**	4,126	**3,864**
Research and development costs	(108)	**(112)**	(299)	**(309)**
Distribution and sales costs	(445)	**(444)**	(1,299)	**(1,326)**
Administrative expenses	(255)	**(253)**	(777)	**(713)**
Ordinary operating profit before amortisation of goodwill	481	**421**	1,751	**1,516**
Other operating income	27	**36**	59	**146**
Other operating expenses	(13)	**(11)**	(49)	**(22)**
Operating profit before amortisation of goodwill (EBITA)	495	**446**	1,761	**1,640**
Amortisation of goodwill	(103)	**(100)**	(310)	**(305)**
Operating profit (EBIT)	392	**346**	1,451	**1,335**
Income from participating interests in associated undertakings	(6)	**4**	2	**24**
Other financial expenses, net	(90)	**(82)**	(296)	**(230)**
Profit on ordinary activities before tax	296	**268**	1,157	**1,129**
Estimated tax on profit on ordinary activities	(118)	**(109)**	(436)	**(408)**
Consolidated profit	178	**159**	721	**721**
Consolidated profit attributable to minority interests	(6)	**(10)**	(26)	**(31)**
Danisco's share of consolidated profit	172	**149**	695	**690**
Diluted earnings per share (DEPS) DKK	3.31	**3.00**	13.21	**13.80**

CASH FLOW STATEMENT 1 May 2003 - 31 January 2004

DKK million	Q3 2002/03	**Q3 2003/04**	YTD 2002/03	**YTD 2003/04**
Cash flow from operating activities				
Danisco's share of consolidated profit	172	**149**	695	**690**
Depreciation	213	**215**	655	**643**
Amortisation of goodwill	103	**100**	310	**305**
Change in working capital	(1,485)	**(1,437)**	(296)	**(662)**
Other adjustments	(15)	**(216)**	2	**(148)**
Cash flow from operating activities	(1,012)	**(1,189)**	1,366	**828**
Cash flow from investing activities	(250)	**(256)**	(1,174)	**(125)**
Cash flow from financing activities	1,131	**1,429**	(320)	**(720)**
Decrease/increase in cash and cash equivalents	(131)	**(16)**	(128)	**(17)**
Cash and cash equivalents at the beginning of the period	710	**401**	750	**408**
Exchange adjustment of cash and cash equivalents	(24)	**(10)**	(67)	**(16)**
Cash and cash equivalents at the end of the period	555	**375**	555	**375**

OTHER SEGMENT DETAILS 1 May 2003 - 31 January 2004

Net sales by business segment

DKK million	Q3 2002/03	**Q3 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q3	Change % YTD
Ingredients and Sweeteners	1,997	**1,968**	6,497	**6,389**	(1)	(2)
Sugar	1,879	**1,845**	6,121	**5,767**	(2)	(6)
Group eliminations	(49)	**(46)**	(151)	**(138)**		
Total	3,827	**3,767**	12,467	**12,018**	(2)	(4)

Net sales by geographic segment

DKK million	Q3 2002/03	**Q3 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q3	Change % YTD	Distribution % Q3	Distribution % YTD
Denmark	469	**481**	1,462	**1,445**	3	(1)	13	12
Other Nordic countries	1,112	**993**	3,532	**3,150**	(11)	(11)	26	26
Rest of Western Europe	728	**779**	2,359	**2,460**	7	4	21	21
Eastern Europe	256	**301**	1,010	**1,099**	18	9	8	9
North America	527	**499**	1,710	**1,615**	(5)	(6)	13	13
Latin America	166	**186**	557	**561**	12	1	5	5
Asia-Pacific	406	**357**	1,252	**1,189**	(12)	(5)	9	10
Rest of the world	163	**171**	585	**499**	5	(15)	5	4
Total	3,827	**3,767**	12,467	**12,018**	(2)	(4)	100	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q3 2002/03	**Q3 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q3	Change % YTD	Margin % Q3	Margin % YTD
Ingredients and Sweeteners	257	**245**	1,013	**894**	(5)	(12)	12.4	14.0
Sugar	279	**246**	875	**826**	(12)	(6)	13.3	14.3
Unallocated	(41)	**(45)**	(127)	**(80)**				
Total	495	**446**	1,761	**1,640**	(10)	(7)	11.8	13.6

Operating profit (EBIT) by business segment

DKK million	Q3 2002/03	**Q3 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q3	Change % YTD	Margin % Q3	Margin % YTD
Ingredients and Sweeteners	186	**177**	799	**685**	(5)	(14)	9.0	10.7
Sugar	247	**214**	779	**730**	(13)	(6)	11.6	12.7
Unallocated	(41)	**(45)**	(127)	**(80)**				
Total	392	**346**	1,451	**1,335**	(12)	(8)	9.2	11.1

BALANCE SHEET

Assets

DKK million	31 January 2003	30 April 2003	**31 January 2004**
Intangible fixed assets	6,675	6,563	**6,244**
Tangible fixed assets	8,190	8,177	**7,931**
Financial fixed assets	3,510	3,461	**2,788**
Fixed assets total	18,375	18,201	**16,963**
Stocks	5,734	4,915	**6,240**
Debtors	2,910	3,015	**3,106**
Other participating interests and investments	67	1	**1**
Cash and cash equivalents	555	408	**375**
Current assets total	9,266	8,339	**9,722**
Assets total	27,641	26,540	**26,685**

Liabilities and equity

	31 January 2003	30 April 2003	**31 January 2004**
Share capital*	1,064	1,064	**1,021**
Other reserves*	10,257	10,356	**10,199**
Equity total	11,321	11,420	**11,220**
Minority interests	299	247	**278**
Provisions	2,183	2,114	**2,001**
Amounts falling due after more than one year	4,336	6,862	**6,383**
Amounts falling due within one year	9,502	5,897	**6,803**
Creditors total	13,838	12,759	**13,186**
Liabilities and equity total	27,641	26,540	**26,685**

Changes in equity

DKK million	31 January 2003	**31 January 2004**
Balance at the beginning of the period	12,580	**11,420**
Profit for the period	695	**690**
Dividends paid	(314)	**(311)**
Repurchase of own shares	(711)	**(356)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	(857)	**(284)**
Other movements in equity	(72)	**61**
Balance at the end of the period	11,321	**11,220**

Own shares *

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2003	2,072,300	41,446	3.90
Purchase	1,443,250	28,865	2.71
Sale	-	-	
Reduction of share capital	(2,131,050)	(42,621)	(4.01)
Holding at 31 January 2004	1,384,500	27,690	**2.71**

*) On 28 August 2003, the share capital was reduced by DKK 42.6 million nominal value (2,131,050 shares) to DKK 1,021.4 million (51,068,552 shares) through cancellation of own shares.

SALES GROWTH IN INGREDIENTS AND SWEETENERS 1 May 2003 - 31 January 2004

Q3 2003/04 compared to Q3 2002/03

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q3
Sales growth in geographic segment						
Europe	2	(1)	**3**	-	**3**	43
North America	(5)	(13)	**8**	-	**8**	25
Latin America	12	(10)	**22**	-	**22**	10
Asia-Pacific	(4)	(6)	**2**	-	**2**	18
Rest of the world	(23)	-	**(23)**	-	**(23)**	4
Total	(1)	(5)	**4**	-	**4**	100
Sales growth in product segment						
Texturant products	(4)	(6)	**2**	-	**2**	45
Speciality products	(3)	(6)	**3**	-	**3**	37
Sweeteners	8	(5)	**13**	-	**13**	18
Total	(1)	(5)	**4**	-	**4**	100

YTD 2003/04 compared to YTD 2002/03

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	1	(2)	**3**	2	**1**	44
North America	(5)	(13)	**8**	-	**8**	25
Latin America	-	(12)	**12**	-	**12**	9
Asia-Pacific	(3)	(9)	**6**	-	**6**	18
Rest of the world	(3)	-	**(3)**	2	**(5)**	4
Total	(2)	(7)	**5**	1	**4**	100
Sales growth in product segment						
Texturant products	(4)	(7)	**3**	-	**3**	45
Speciality products	-	(6)	**6**	3	**3**	37
Sweeteners	2	(7)	**9**	-	**9**	18
Total	(2)	(7)	**5**	1	**4**	100

DANISCO

First you add knowle

Financial Questions & Answers

Please find below some of the questions asked by analysts and investors at the latest quarterly annoncement.

Q&A following First half (H1) 2003/04

Q: Among the Speciality products flavours are doing well, by showing an organic growth of 5% in the first half, but what about the cultures and the enzymes?
A: Yes, Flavours are doing well and so are the cultures, whereas our enzymes business is facing tough competition and is furthermore hurt by the strong euro.

Q: What is the reason for the change in the seasonal pattern of the EBITA?
A: This year is somewhat different from last year due to mainly the Flavour business' turn around on top of that you will see some product launches, which will have effect in the fourth quarter.

Q: Investments does not seem to run at full speed what is the expected capital expenditure for the running financial year?
A: We expect to invest some DKK 800-900m, which is DKK100m below the previous guidance.

Q: What is the reason for increasing receivables relating to sugar and by how much does it affect the net working capital?
A: The EU requires more documentation before the restitution is paid; this affects not only Danisco, but all the sugar producers in the EU. Currently some DKK140m relating to this lifts receivables.

Q: What sort of EBITA margin level are you expecting for the remainder of this year?
A: We do not give guidance on the quarters remaining, but we expect the EBITA margin for the full year to approach our long-term target of at least 15%. That said, the third quarter is usually our weakest, which is a fair assumption for this year as well.

Q: Can you elaborate on the price pressure you are seeing on Xylitol?
A: We have seen Chinese producers in the Asian market pressuring prices, the small price increases we have seen in the US market have not been able to make up for this. Volumes, however continues to develop very strong.

Related links

Shareholder Magazine
Read articles from the Dani
on-line or download an issu
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list



DANISCO

First you add knowle

Online Share Price

Danisco's Share Monitor is an interactive tool for viewing and analysing the market performance. Transaction information, graphs and calculations are dynamically updated every 60 seconds.

You may choose between two versions of Share Monitor: a functionally-rich Java applet and a more basic HTML-based version. The latter benefits users with low bandwidth Internet connections.

Latest value

DKK 291.00	% +0.34 ↑


DKK ■ Danisco
KFX ■ DKK
300
295
290
285
275
270
265
1 month

Updated: 03-30-2004

JAVA MONITOR

This applet is about 300 Kb and will take about 40 seconds to load on a 56 Kbps modem.

If you experience any difficulties in starting the Share Monitor, clear your browser's cache-memory and reload the application.

Requirements: Java-enabled browser such as IE or Netscape 4.0 or newer. JDK 1.1. support required.

HTML MONITOR

This version is 25 Kb and will take couple of seconds to download on a 56 Kbps modem.

HTML- monitor is recommended for users who do not have Java-capable browsers and for those with slower Internet connections and/or computers. Also, you should use this version if you experience any difficulties with the Java version.

Browser requirements: IE or Netscape 3.0 or newer.

Related links

Facts about the shares
Danisco's shares are listed
Copenhagen Stock Exchan
Read more

Copenhagen Stock Excha
Follow the Danisco share pı
Copenhagen Stock Exchan
click here to visit the wet

Genencor's shares
Genencor International is lis
technology stock exchange,
follow the share price at Na
please click here.
Click here to visit the wel

Focus on growth
Danisco's strategy is to focu
in the food producing value
considered to provide the hi
value added by tailoring sol
customer requirements.
read more

DANISCO
First you add knowle

Trading Codes

How to find Danisco on different financial information systems:

- ISIN Codes: DK0010207497
- Datastream: N:DAOG
- Reuters Instrument Code: DEMC.CO
- Bloomberg: DCS.DC

Related links

Facts about the shares
Danisco's shares are listed
Copenhagen Stock Exchan
Read more

Copenhagen Stock Excha
Follow the Danisco share pı
Copenhagen Stock Exchan
click here to visit the wet

Genencor's shares
Genencor International is lis
technology stock exchange,
follow the share price at Na
please click here.
Click here to visit the wel

Historical Price Lookup

You can search historical closing quote of Danisco's share. The data is split adjusted and is available from May 3, 1990.

Select format: HTML Excel

Select timehorizon:

29 Feb 2004 - 30 Mar 2004

Show data

back top print

C-10

Investment Calculator

The investment calculator is an interactive tool for calculating the share yield.
Enter the amount of money (DKK) and the date of investment.
Click on "Calculate" to see results.

Amount Invested [1000] DKK

Date [3] / [May] / [1990] dd/mm/yyyy

☑ Dividend reinvested

[Calculate]

---

back top print

disclaimer | legal notice | contact | help | sitemap | info@danisco.com



DANISCO
First you add knowle

News

"Safe" status for betaine
Betaine has been used in human and animal nutrition for over 70 years as a methyl donor and osmolyte. It is now a *GRAS ingredient* (Generally Recognized As Safe) in the USA in selected applications supported by clinical and safety studies.

Several health benefits of betaine
There has been growing interest in betaine (also known as trimethylglycine, TMG) following published research that shows a link between elevated levels of serum homocysteine and *cardiovascular disease, Alzheimer's and other metabolic disorders*. Clinical studies show that betaine, a compound extracted from sugar beet molasses, can *lower homocysteine levels*.

In addition, betaine can *improve liver and kidney function*. It has been suggested that a deficiency in methyl donors, including betaine, can lead to incomplete DNA methylation with subsequent *genetic instability, aging and cancer*.

Finally, betaine *protects against dehydration and other types of stress*, and may even *improve athletic performance*. "The unique properties of betaine have stimulated clinical research around the world", stated Dr. Stuart Craig, Scientific and Regulatory Affairs, Danisco. For example, recent work shows that a diet rich in betaine may *reduce cardiovascular disease risk* in healthy adults.

Betaine for healthy beverages and as food humectant
Betaine has already been approved for use in food and beverage applications in Japan and Korea, with similar status being sought in Europe and other areas throughout the world. Currently it is predominantly used in the United States in *heart-healthy supplements*, often combined with B vitamins and folic acid. But betaine's *GRAS status now allows for inclusion into more food and beverage applications*. "Betaine is extremely well suited for *healthy beverages*, particularly those that already have B vitamins or folic acid," said Ariella Gastel, Business Manager, Health and Nutrition, Danisco. "It is also an excellent *humectant in foods* since it reduces water activity thereby extending shelf life, adds nutritional benefits and improves flavors," she continued.

Danisco has dedicated over twenty years to the development of betaine, pioneering the extraction and separation process. Danisco continues its focus, and leadership in betaine by offering a variety of formulations that highlight the functional and nutritional benefits of betaine.

Further information
To order your free sample, contact Danisco at +1 800-255-6837.

For further information, please contact:
Ariella Gastel, Business Manager, Health and Nutrition, phone +1 800-255-6837 x2528.
Stuart Craig, Scientific and Regulatory Affairs, phone +1 800-255-6837 x2520.

Related links

Contact us
Do you have a question for
Send an e-mail and let us h
send e-mail

Exhibitions
See where to meet us at ex
around the world
read this article

Subscribe to news
Subscribe to news from a w
food ingredients company. f
mailing list and receive an e
notification every time we re
go subscribe

Mike Parsons, Sales and Marketing Director, phone +1 800-255-6837 x1330.

back top print version

 sitemap

DANISC(
First you add knowle(

News

Innovation in a dairy mould



Ready-to-eat dairy desserts can be *moulded* to any occasion using ***GRINDSTED® Carrageenan CL 300 FLX product line from Danisco***. With this new generation of *highly flexible, advanced hydrocolloids* at their fingertips, manufacturers can explore a new realm of innovative opportunities to produce *good-looking demouldable desserts* - even with *cold filling technology*. *Lower ingredient costs* and *more efficient production* bring extra added value.

For all cold- or hot-filled dairy desserts
Produced from specially selected *seaweed*, the GRINDSTED® Carrageenan CL 300 FLX product line gives a *constant performance* and *texture profile* in *all dairy desserts*, whether traditional cold-filled liègeois or hot-filled demouldable flan caramel. The flexible capability of the carrageenan range also allows the production of high quality, cold-filled flan caramel with *reduced energy consumption* and a *shorter delivery time*.

Multi-layer desserts
Cold-filled demouldable desserts with custard or fruit sauces, containing fruit or juice, or with a slight overrun are among the application opportunities - combining *luxurious textures* and *mouthfeel* with a *nutritional element* in a multi-occasion snack. In addition, the GRINDSTED® Carrageenan CL 300 FLX product line works well in *multi-layer desserts* with stripes or spirals and combinations of creamy dairy textures and cold-filled water jellies.

Creating a new dessert or reformulating?
The *carrageenan range* comprises *three products* that can provide a broad variety of textures depending on the total recipe and dosage. That makes the hydrocolloids ideal either for *creating completely new* dessert-types, *reformulating existing* desserts or developing *new variations* on traditional themes.

More info
For more information on the GRINDSTED® Carrageenan CL 300 FLX product line contact:

Peter Bisgaard
Worldwide Product Manager, Carrageenan

Related links

Contact us
Do you have a question for
Send an e-mail and let us h
send e-mail

Exhibitions
See where to meet us at exl
around the world
read this article

Subscribe to news
Subscribe to news from a w
food ingredients company. I
mailing list and receive an e
notification every time we re
go subscribe

Tel: +45 89 43 50 00
E-mail: peter.bisgaard@danisco.com

back top print version

 sitemap

C-13

DANISCO
First you add knowle

News

Baking quality uninhibited - New enzyme from Danisco makes the best of flour



Being a leading functional ingredients supplier, Danisco has *launched a whole new era of standardised baking performance* with its *GRINDAMYL® POWERBake Bakery Enzyme*. Based on newly developed technology, this unique baking xylanase has a supreme effect - no matter what the variation in flour quality.

GRINDAMYL® POWERBake *overcomes the problems caused by the xylanase inhibitors naturally present in flour*. Until now, these inhibitors have exercised a major influence on the microbial xylanases used to standardise and improve flour performance, leading to quality variations in the final baked products.

First uninhibited xylanase on the market
Danisco's efforts to *isolate and characterise these xylanase inhibitors* have now resulted in the **first uninhibited xylanase on the market**.

GRINDAMYL® POWERBake ensures *consistently high quality and stability* in the bakery. The improved baking performance includes *increased volume and crumb structure* in the final product. *Stronger dough* with *improved elasticity and extensibility* and *higher tolerance* towards processing variations are other important benefits.

For more information about GRINDAMYL® POWERBake, visit www.danisco.com/enzymes/powerbake.

Contact your Danisco sales person for further assistance - or one of the below:

Déia Vilela Reyes
Bakery Industry Manager - *SOUTH AMERICA*
Tel: +54 11 5199 9550
deia.vilela@danisco.com

Dana L. Boll
Product Manager Specialties, Bakery - *NAFTA*
Tel: +1 800-255-6837, ext. 1226
dana.boll@danisco.com

Related links

Contact us
Do you have a question for
Send an e-mail and let us h
send e-mail

Exhibitions
See where to meet us at ex
around the world
read this article

Subscribe to news
Subscribe to news from a w
food ingredients company. I
mailing list and receive an e
notification every time we re
go subscribe

Christian Petersen
Business Manager Bakery Enzymes - *ASPAC*
Tel: +61 401700813
chris.petersen@danisco.com

Ulf Brøchner Sørensen
Global Product Manager, Enzymes
Tel: +45 89435370
ulf.brochner.sorensen@danisco.com

News

Tropical tastes for all seasons

Danisco has *created two new authentic tastes from the tropics* - kalamansi and dalandan, two citrus fruits widely enjoyed throughout Asia for their *refreshing, juicy taste and high vitamin and mineral content*.

Now to increase a part of Danisco's extensive flavour range, *kalamansi and dalandan* can be enjoyed by consumers everywhere. The unique flavour notes can be incorporated in a wide range of food and beverage applications.

A type of lime fruit, **kalamansi** is characterised by a *sharp, fresh flavour with a slightly bitter aftertaste*. **Dalandan** is a *type of mandarin, fresher, sweeter and more juicy than orange.*

Kalamansi by another name

- Calamonding
- Calamunding
- Chinese orange
- Kalamondin
- Panama orange

Dalandan by another name

- Darangita
- King orange
- Mandarin orange
- Tangerine orange

Applications

Kalamansi and dalandan flavours have until now been widely used in carbonated drinks, particularly in the Philippines. The Danisco flavour range is *suitable for beverages, bakery and dairy products and confectionery*.

Get in touch

For more information about the full kalamansi and dalandan range and Danisco's technical flavour services, contact lydia.chua@danisco.com.

back top print version

sitemap

Related links

Contact us
Do you have a question for
Send an e-mail and let us h
send e-mail

Exhibitions
See where to meet us at exi
around the world
read this article

Subscribe to news
Subscribe to news from a w
food ingredients company. F
mailing list and receive an e
notification every time we re
go subscribe

DANISC(

First you add knowle

News

Put water in its place



Multi-layer snacks get a new lease of life with *Danisco's ingenious tool* for *delaying water migration*. Using *GRINDSTED® BARRIER SYSTEM*, manufacturers can look forward to extending their range of snack products with fillings high in water content.

What does it do?

This *efficient water barrier* gives manufacturers a valuable opportunity to move beyond entirely fat-based fillings and *explore lighter, water-containing alternatives* with a healthier profile. It is available in *two versions* for products *stored at chilled or room temperature*. Applied to the surface of a biscuit layer, GRINDSTED® BARRIER SYSTEM makes sure the water stays in the filling while the biscuit stays crisp and dry. In tests, the barrier *increased the shelf life* of water-containing snacks substantially.

Nominated for FIE award

Such is the innovative character of GRINDSTED® BARRIER SYSTEM that it *ranks among the eight new products nominated for an award at this year's Food Ingredients Europe exhibition* in Frankfurt.

As snacks become increasingly consumed as convenient meal replacers, GRINDSTED® BARRIER SYSTEM opens a new door to successful product innovation.

GRINDSTED® BARRIER SYSTEM is not available kosher

More info

Contact us for more information.

back top print version

Related links

Contact us

Do you have a question for

Send an e-mail and let us h

send e-mail

Exhibitions

See where to meet us at ex

around the world

read this article

Subscribe to news

Subscribe to news from a w

food ingredients company. I

mailing list and receive an e

notification every time we re

go subscribe



DANISCO
First you add knowle

News

Exciting prospects for the snacking generation



Confectionery manufacturers in the Asia-Pacific region have much to look forward to later this year when *Danisco launches its newest innovative ingredient* on the market. An *ingenious tool for delaying water migration*, no other ingredient has opened so many windows of opportunity for developing *multi-layer snacks* and meal replacers with a *high water content* and an extended shelf life.

Healthier profile snack products
GRINDSTED® BARRIER SYSTEM gives manufacturers a unique chance to *move beyond entirely fat-based fillings in snack products* and explore *lighter, water-containing alternatives* with a healthier profile. Applied to the surface of a biscuit layer, this efficient barrier makes sure the water stays in the filling, leaving the biscuit crisp and dry.

Award-winning system
The value-adding functionality of GRINDSTED® BARRIER SYSTEM was recognised with an *innovation award* at Europe's largest food ingredients exhibition, *Fi Europe*, in the autumn. *Two versions* of the *patent-pending system* are available for products *stored at chilled and room temperature*. *Kosher* and *halal* versions are *under development* in preparation for the ingredient's launch on the Asia-Pacific market.

World-leading expert
Danisco continues its efforts to provide the confectionery industry with innovative ingredients of the highest quality. The Denmark-based company is a *world-leading supplier of emulsifiers* such as GRINDSTED® PGPR, which optimises chocolate flow properties, and ingredients for fillings. As food on the go becomes more widespread and the distinction between bakery and confectionery products becomes increasingly blurred, Danisco has the *expertise* to *help manufacturers create confectionery products* with *international consumer appeal*.

More info
For more information contact:

Sam Appalasami, Danisco Malaysia Sdn. Bhd.
Tel: +60 (4) 399 5888
sam.appalasami@danisco.com
www.danisco.com

back top print version

 sitemap

Related links

Contact us
Do you have a question for
Send an e-mail and let us h
send e-mail

Exhibitions
See where to meet us at ex
around the world
read this article

Subscribe to news
Subscribe to news from a w
food ingredients company. I
mailing list and receive an e
notification every time we re
go subscribe

DANISCC
First you add knowle

News

New Discover with focus on food safety

The fourth issue of Discover has been published. It looks at **food safety** and how food products an go the distance right through their **shelf life.**

Several of the latest technological developments are also presented, including an **effective tool against water migration**, solutions for **sugar-free ice cream** and new opportunities with **demouldable yogurt.**

Food safety for long distance delivery

Click here to download the full customer magazine.

back top print version

Related links

Contact us
Do you have a question for
Send an e-mail and let us h
send e-mail

Exhibitions
See where to meet us at exl
around the world
read this article

Subscribe to news
Subscribe to news from a w
food ingredients company. F
mailing list and receive an e
notification every time we re
go subscribe

sitemap